

Mail Stop 3561

December 19, 2006

Via Fax and U.S. Mail

Chad S. Parson
Structured Obligations Corporation
270 Park Avenue
New York, New York 10017

Re: Structured Obligations Corporation
Amendment No. 3 to Registration Statement on Form S-3
Filed November 29, 2006
File No. 333-134429

Dear Mr. Parson:

      We have reviewed your responses to the comment in our letter dated November 17, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. While we note your response to prior comment 1, the term "trust" continues to appear in the first sentence of the Explanatory Note preceding the prospectus supplement and on the cover page, on the first line, to the base prospectus. Please revise accordingly to replace the term "trust" with the term "issuing entity."

Prospectus Supplement

Cover Page

2. While we note your response to prior comment 3, we are unable to locate your revisions. We re-issue the prior comment. The language should be identical to the disclosure required by Item 1102(d) of Regulation AB. Please delete the term

"non-recourse" and delete references to the underwriters, trustee, underlying securities trustee and fiscal agent.

Base Prospectus

Other Deposited Assets, page 34

3. We note the disclosure in the first sentence of the second paragraph of this section that the Deposited Assets for a given series of certificates and the related trust will not constitute Deposited Assets for any other series of certificates. This does not appear to us to be the case if the trust is a master trust as described at page 46. Please revise to clarify or advise.

Additional Underlying Securities; Issuance of Additional Certificates, page 46

4. We note your response to our prior comment 7 and re-issue the comment in part for clarity. In your response and revised disclosure you state that any additional Underlying Securities sold to or deposited with the issuing entity will be "in the same mixture as the original Underlying Securities." Your response and revised disclosure appears to us to confirm that the mixture of additional securities will be the same as the pool's existing mixture (for example, that the ratio of additional debt securities to trust preferred securities) will be the same as the pool's currently existing mixture (that is, the current ratio of debt securities to trust preferred securities). Please revise your disclosure to further clarify and confirm your understanding to us on a supplemental basis that any additional Underlying Securities that may be sold to or deposited with the Issuing Entity will be the exact same securities (for example, the same corporation's debt securities) as made up the original pool of Underlying Securities, representing the same proportion of the pool as the original pool. In short, please clarify and confirm that the pool will be made up of the same securities, just expanded.

Exhibits

5. Your exhibit list indicates that exhibit 4.1 is incorporated by reference from the Registration Statement on Form S-3 (File No. 333-67188). A new exhibit 4.1, however, was filed with your August 14, 2006 amendment. Please revise to update or advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (212) 506-5151
       Al B. Sawyers (Orrick)